SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____ )

AMNUTRIA DAIRY, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03169B 106
(CUSIP Number)

October 9, 2007
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03169B 106	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS John V. Winfield
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,628,124*
6.	SHARED VOTING POWER 0
7.	SOLE DISPOSITIVE POWER 2,628,124*
8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,628,124*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON IN

*  Consists of: (i) 1,397,721 shares of Common Stock held by the Reporting Person, and (ii) 1,230,403 shares of Common Stock issuable upon exercise of currently exercisable Warrants held by the Reporting Person. The Reporting Person holds additional Warrants with respect to an aggregate of 369,597 shares that are not included because they are subject to agreements with the Issuer that the Warrants cannot be exercised at any time when the result would be to cause the Reporting Person to beneficially own more than 9.9% of the Issuer’s outstanding Common Stock.

CUSIP No. 03169B 106	13G	Page 3 of 6 Pages

Item 1.

(a) Name of Issuer

Amnutria Dairy Inc., a Nevada corporation (f/k/a Micro-Tech Identification Systems, Inc.)

(b) Address of Issuer’s Principal Executive Offices

2275 Huntington Drive, #278, San Marino, California 91108

Item 2.

(a) Name of Person Filing

This Statement on Schedule 13G (the “Statement”) is filed by John V. Winfield (the “Reporting Person”).

(b) Address of Principal Business Office or, if none, Residence

The address of the Reporting Person is 820 Moraga Drive, Los Angeles, CA 90049.

(c) Citizenship

Citizenship is set forth in Row 4 of the cover page for the Reporting Person hereto and is incorporated herein by reference.

(d) Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Stock”).

(e) CUSIP Number

03169B 106

Item 3.

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of the securities of the Issuer identified in Item 1.

The information required by Item 4(a) - (c) is set forth in Rows 5 through 11 on the cover page for the Reporting Person hereto and is incorporated herein by reference.

CUSIP No. 902951 10 2	13G	Page 4 of 6 Pages

On October 9, 2007 (the “Closing Date”), the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Reporting Person, pursuant to which the Issuer sold to the Reporting Person 1,333,333 units of securities of the Issuer, consisting of: (i) 1,333,333 shares of Common Stock, (ii) three-year warrants to purchase 266,667 additional shares of Common Stock, at an exercise price of $0.94 per share (“Warrant No. 1”), and (iii) two-year warrants to purchase 1,333,333 additional shares of Common Stock, at an exercise price of $1.50 per share (“Warrant No. 2”, and collectively with Warrant No. 1, the “Warrants”), for an aggregate purchase price of $1,000,000 (the "Private Offering").

Warrant No. W-1 represents the right to purchase 266,667 shares of Common Stock of the Issuer, at an exercise price of $0.94 per share. Warrant No. W-1 will expire on October 9, 2010. Warrant No. W-1 is exercisable for cash only, provided a registration statement covering the shares of Common Stock underlying Warrant No. W-1 is effective. The number of shares of the Issuer’s Common Stock to be deliverable upon exercise of Warrant No. W-1 will be subject to adjustment for, among other things, subdivision or consolidation of shares, rights or warrants issued, dividend distributions, stock dividends, bonus issues, asset distributions, and other standard dilutive events.

Warrant No. W-2 represents the right to purchase 1,333,333 shares of Common Stock of the Issuer, at an exercise price of $1.50 per share. Warrant No. W-2 will expire on October 9, 2009. Warrant No. W-2 is exercisable for cash only, provided a registration statement covering the shares of Common Stock underlying the Warrant No. W-2 is effective. The number of shares of the Issuer’s Common Stock to be deliverable upon exercise of Warrant No. W-2 will be subject to adjustment for, among other things, subdivision or consolidation of shares, rights or warrants issues, dividend distributions, stock dividends, bonus issues, asset distributions, and other standard dilutive events. At anytime one year following the date a registration statement covering the shares of Common Stock underlying the Warrant No. W-2 is declared effective, the Issuer will have the ability to call the Warrants at a price of $0.01 per Warrant, upon thirty (30) days prior written notice to the holders of the warrants, if the closing price of the Common Stock exceeded $1.88 for each of the ten (10) consecutive trading days immediately preceding the date that the call notice is given by the Issuer.

The Warrants provide that in no event shall the Holder be entitled to exercise a number of Warrants (or portions thereof) in excess of the number of Warrants (or portions thereof) upon exercise of which the sum of (i) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised Warrants and the unexercised or unconverted portion of any other securities of the Issuer (subject to a limitation on conversion or exercise analogous to the limitation contained herein) and (ii) the number of shares of Common Stock issuable upon exercise of the Warrants (or portions thereof) with respect to which the determination described herein is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.9% of the outstanding shares of Common Stock. For purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G thereunder, except as otherwise provided in clause (i) of the preceding sentence. Notwithstanding anything to the contrary contained therein, the limitation on exercise of the Warrants set forth may be waived by the Holder upon written notice to the Issuer of not less than sixty-one (61) days.

CUSIP No. 902951 10 2	13G	Page 5 of 6 Pages

Simultaneously with the closing of the Private Offering, AIDH Acquisition, Inc., the Issuer’s newly-formed, wholly-owned Nevada subsidiary (“Acquisition Sub”), merged with and into American International Dairy Holding Co., Inc., a privately-held Nevada corporation (“AIDH”) (the “Merger”).  AIDH, as the surviving corporation, became a wholly-owned subsidiary of the Issuer.  As consideration for making certain introductions in connection with the Merger, the Reporting Person received a fee of $25,000 and 64,388 shares of Common Stock of the Issuer.

Based upon information received from the Issuer, as of the Closing Date, the Issuer had 26,546,712 shares of Common Stock issued and outstanding.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.   Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 902951 10 2	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2007

/s/ John V. Winfield
John V. Winfield